VIA FACSIMILE AND US MAIL

(703-813-6968)

MAIL STOP 4631

Ms. Tricia Armelin

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 20549-4631	September 29, 2009

Re:	Sauer-Danfoss Inc.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 24, 2009
File No. 1-14097

Dear Ms. Armelin:

This letter responds to John Hartz’s letter of September 21, 2009 on the Form 10-K filed by Sauer-Danfoss Inc. (the “Company”) for the fiscal year ended December 31, 2008.

In connection with our responses, we acknowledge as follows:

•      The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•      Comments from the staff of the Commission or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

For your convenience, we have set forth the text of your comments prior to our responses below.

Sauer-Danfoss Inc.

2800 East 13th Street

Ames, IA  50010

USA

Telephone:  (515) 239-6000

Telefax:  (515) 239-6574

Homepage

www.sauer-danfoss.com

SEC Comment:

Form 10-K for the fiscal year ended December 31, 2008

Critical Accounting Estimates, page 31

Goodwill and Long-Lived Asset Recovery, page 32

1.             We note your response to our prior comment one in our letter dated July 23, 2009.  Please ensure that you include your expanded disclosures in your Form 10-Q for the period ended September 30, 2009 and that you update the disclosures to address events and circumstances for the period then ended.  In addition, we note that you intend to refer to experts.  Please revise your disclosures to either identify each expert or delete your reference to them.  We remind you that if you identify and refer to an expert, you must file their consent as an exhibit in a registration statement.  Refer to Section 436(b) of Regulation C.  In addition, if you choose to continue to reference these experts, please expand your disclosure to more specifically describe the nature of their assistance.

Response:

We will include disclosures in our Form 10-Q for the period ended September 30, 2009 as requested in light of the events and circumstances for the period then ended.

In our previous letter, we included two references to “experts” in a paragraph titled “Determining Fair Value.”  We intended the term to refer to the valuation firm we consulted with in performing certain aspects of our impairment testing.  We did not mean for it to be read in the more specialized sense of an expert on whose authority we provided information in the report.  To avoid this sort of confusion, however, we do not plan to refer to experts in this context in future periodic reports.

SEC Comment:

Certifications, Exhibits 31.1 and 31.2

2.             We reissue comment four in our letter dated July 23, 2009.  Please note that the certifications must be in the exact form required by Item 601(b)(31) of Regulation S-K.  In future filings, please ensure that the certifications filed with your annual reports on Form 10-K and quarterly reports on Form 10-Q are in the proper form.  In this regard, we note the following changes to your certifications in your Form 10-Q for the quarterly period ended June 30, 2009:

•      in paragraph 4 of Mr. Ruder’s certification, you inserted the word “we” before “have”; and

•      in paragraph 5(b) of Mr. Christensen’s certification you used the term “internal control” instead of “internal control over financial reporting.”

Response:

We will ensure that the CEO and CFO certifications comply exactly with the required language in future filings.

Please contact the undersigned at (515) 239-6364 if you have questions about the foregoing responses.

Respectfully submitted,

/s/ Kenneth D. McCuskey

Kenneth D. McCuskey
Vice President and Chief Accounting Officer
Sauer-Danfoss Inc.